Exhibit 4.40

To:	Aral Sea Shipping S.A. 80 Broad Street Monrovia Liberia

- and -

Box Ships Inc. Trust Company Complex Ajeltake Road Ajeltake Island Majuro MH 96960 The Marshall Islands

From:	UniCredit Bank AG 7 Heraklitou Street 106 73 Athens Greece

Dear Sirs	8 February 2013

Loan Agreement dated 17 May 2011 (as amended by a first supplemental letter dated 27 October 2011, the "Loan Agreement") made between Aral Sea Shipping S.A. as borrower and UniCredit Bank AG as lender (the "Lender") in respect of a loan facility of up to Thirty two million eight hundred thousand Dollars ($32,800,000)

We refer to the Loan Agreement.

We also refer to the guarantee dated 17 May 2011 (the "Guarantee") made between (i) Box Ships Inc. as guarantor and (ii) the Lender.

Words and expressions defined in the Loan Agreement and the Guarantee shall have the same meanings when used in this Letter and for the purposes of this Letter:

"Effective Date" means the date on which the conditions precedent listed in paragraph (B) are satisfied; and

"Accounts Pledge Amendment" means an amendment to the Accounts Pledge executed or to be executed between the Borrower as pledgor and the Lender as pledgee in the Agreed Form.

(A)
Pursuant to discussions between us in which you have requested our consent to amend the Event of Default set out in Clause 18.1(1) of the Loan Agreement by allowing a grace period of 30 days to remedy such Event of Default, we hereby confirm our consent and agree that the Loan Agreement and the Guarantee shall be amended as follows:

1           Specific Amendments to Loan Agreement.

(i)	by adding in Clause 1.1 thereof the following definition:

""Accounts Pledge Amendment" means an amendment to the Accounts Pledge executed or to be executed between the Borrower as pledgor and the Lender as pledgee in the Agreed Form;";

We further confirm that the Loan Agreement and the Finance Documents (as defined therein) shall be amended (with effect from the date of this Letter) as follows:

(a)
by construing all references throughout the Loan Agreement to "this Agreement" and all references in the Finance Documents (other than the Loan Agreement) to the "Loan Agreement" as references to the Loan Agreement as amended and supplemented by this Letter;

(b)
by construing all references to the "Finance Documents" in the Loan Agreement and each of the other Finance Documents as references to the Finance Documents as amended and supplemented by this Letter; and

(c)
the definition of, and references throughout each of the Finance Documents to, the Accounts Pledge and any of the other Finance Documents shall be construed as if the same referred to the Accounts Pledge and those Finance Documents as amended or supplemented by the Accounts Pledge Amendment.

This Letter shall be governed by and construed in accordance with English law.

Please confirm your acceptance to the foregoing terms by signing the acceptance at the foot of this Letter.

Yours faithfully

/s/ Vassilis Mantzavinos	/s/ Maria Politi
Vassilis Mantzavinos	Maria Politi
for and on behalf of
UNICREDIT BANK AG

We hereby acknowledge receipt of the above Letter and confirm our agreement and acceptance to the terms thereof.

/s/ Maria Stefanou
Maria Stefanou
for and on behalf of
ARAL SEA SHIPPING S.A.

Date: 8 February 2013

/s/ Maria Stefanou	/s/ Robert Perri
Maria Stefanou	Robert Perri
for and on behalf of
BOX SHIPS INC.

Date: 8 February 2013